

March 20, 2013

Joseph J. Greco
Chief Executive Officer
Southern Connecticut Bancorp, Inc.
215 Church Street
New Haven, Connecticut 06510

> **Re: Southern Connecticut Bancorp, Inc.**
> **Proxy Statement on Schedule 14A**
> **Filed March 12, 2013**
> **File No. 001-32219**

Dear Mr. Greco:

        We have limited our review of your proxy statement to those issues we have addressed in our comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

General

1. Please provide the staff with the board books.

2. Please confirm that Southern Connecticut's financial projections have not been given to Liberty.

3. Generally, please include the information required by the Schedule in the next amendment.

Fairness Opinion of Southern Connecticut Bancorp's Financial Advisor, page 9

4. Please clarify the board's use of the Public Comparable Analysis.

Background of the Merger, page 23

5. Please expand to disclose the original offers by Liberty and Company B and the final offer of Company B considered on December 18, 2012, including the implied dollar value of the Company B offers.

6. If Liberty was not the highest bidder, expand the disclosure to further clarify the reasons the board selected a lower offer.

Fairness Opinion, page 33

7. Please confirm that Sterne Agee has received no other compensation from Southern
    Connecticut in the last two years.

Southern Connecticut Bancorp Stock Ownership, page 51

8. Please identify the natural person who is the beneficial owner for the shares held by
    DellaCamera, Rangely, and Gardner Lewis.

        Please respond to this letter within ten business days by amending your filing, by
providing the requested information, or by advising us when you will provide the requested
response. If you do not believe our comments apply to your facts and circumstances or do not
believe an amendment is appropriate, please tell us why in your response.

        After reviewing your revised preliminary information statement and the information you
provide in response to these comments, we may have additional comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3698 with any questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief